Exhibit 99.1

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2019	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$427,466	$347,486
Accounts and notes receivable, net	31,872,958	37,010,458
Inventories	448,951	511,160
Other receivables, net	2,475,883	1,423,563
Other receivable - related party	162,790	165,075
Prepayments and advances, net	14,968,833	12,566,372
Prepayment - related party	248,250	456,399
Prepaid expenses	-	25,000
Total current assets	50,605,131	52,505,513

PROPERTY, PLANT AND EQUIPMENT, net	1,047,617	1,659,520

OTHER ASSETS
Operating lease right-of-use assets	1,178,468	-
Total other assets	1,178,468	-

Total assets	$52,831,216	$54,165,033

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term bank loans - in default	$24,345,129	$24,686,899
Accounts payable	14,986,278	12,841,076
Customer deposits	630,127	635,762
Other payables	332,253	372,913
Other payables - related parties	768,449	757,737
Loans payable - employees	4,444,970	4,593,874
Accrued liabilities	4,337,346	3,083,929
Taxes payable	151,388	80,860
Operating lease liabilities	154,990	-
Accrued contingent liabilities	6,781,141	6,591,185
Total current liabilities	56,932,071	53,644,235

OTHER LIABILITIES
Operating lease liabilities - noncurrent	734,171	-
Total other liabilities	734,171	-

Total liabilities	57,666,242	53,644,235

COMMITMENTS AND CONTINGENCIES (Note 15)	-	-

SHAREHOLDERS’ (DEFICIENCY) EQUITY:

Preferred share, $0.001 par value, 1,000,000 shares authorized, no shares issued or outstanding	-	-
Ordinary share, $0.001 par value, 74,000,000 shares authorized, 7,850,916 and 7,174,626 shares issued and outstanding as of December 31, 2019 and June 30, 2019, respectively	7,851	7,175
Additional paid-in-capital	56,025,976	54,237,082
Deferred stock compensation	(2,732,133)	(3,161,200)
Deficit	(71,533,486)	(64,031,446)
Statutory reserves	6,248,092	6,248,092
Accumulated other comprehensive income	7,148,674	7,221,095
Total shareholders’ (deficiency) equity	(4,835,026)	520,798

Total liabilities and shareholders’ (deficiency) equity	$52,831,216	$54,165,033

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended December 31,
	2019	2018

REVENUE	$21,131,607	$26,242,214

COST OF REVENUE	19,055,814	22,666,775

GROSS PROFIT	2,075,793	3,575,439

(PROVISION FOR) RECOVERY OF DOUBTFUL ACCOUNTS	(3,773,983)	258,378
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(2,518,559)	(3,341,973)
RESEARCH AND DEVELOPMENT EXPENSES	(109,483)	(125,553)
STOCK COMPENSATION EXPENSE	(1,829,067)	(1,412,500)

LOSS FROM OPERATIONS	(6,155,299)	(1,046,209)

OTHER INCOME (EXPENSE), NET
Other income (expense), net	1,409	(2,943)
Interest income	80	1,666
Interest expense	(1,068,628)	(891,756)
Finance expense	(1,110)	(6,087)
Estimated claims charges	(278,492)	(1,126,384)
TOTAL OTHER EXPENSE, NET	(1,346,741)	(2,025,504)

LOSS BEFORE PROVISION FOR INCOME TAXES	(7,502,040)	(3,071,713)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(7,502,040)	$(3,071,713)

COMPREHENSIVE LOSS
Net loss	$(7,502,040)	$(3,071,713)
Other comprehensive loss - foreign currency translation loss	(72,421)	(394,719)

COMPREHENSIVE LOSS	$(7,574,461)	$(3,466,432)

LOSS PER ORDINARY SHARE
Weighted average number of shares:
Basic	7,385,496	5,563,705
Diluted	7,385,496	5,563,705

Loss per share:
Basic	$(1.02)	$(0.55)
Diluted	$(1.02)	$(0.55)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

	Ordinary share		Additional	Deferred			Accumulated other
	Number	Par	Paid-in	Share		Statutory	comprehensive
	of shares	amount	capital	Compensation	Deficit	reserves	income	Total
BALANCE, June 30, 2018	5,488,649	$5,489	$48,360,368	$(2,825,000)	$(49,642,916)	$6,248,092	$7,556,175	$9,702,208

Sale of ordinary shares	95,977	96	449,904	-	-	-	-	450,000
Stock compensation expense	-	-	-	1,412,500	-	-	-	1,412,500
Net loss	-	-	-	-	(3,071,713)	-	-	(3,071,713)
Foreign currency translation loss	-	-	-	-	-	-	(394,719)	(394,719)

BALANCE, December 31, 2018 (unaudited)	5,584,626	$5,585	$48,810,272	$(1,412,500)	$(52,714,629)	$6,248,092	$7,161,456	$8,098,276

BALANCE, June 30, 2019	7,174,626	$7,175	$54,237,082	$(3,161,200)	$(64,031,446)	$6,248,092	$7,221,095	$520,798

Ordinary shares issued for services	400,000	400	1,399,600	(1,400,000)	-	-	-	-
Ordinary shares issued for debt conversion	276,290	276	389,294	-	-	-	-	389,570
Stock compensation expense	-	-	-	1,829,067	-	-	-	1,829,067
Net loss	-	-	-	-	(7,502,040)	-	-	(7,502,040)
Foreign currency translation loss	-	-	-	-	-	-	(72,421)	(72,421)

BALANCE, December 31, 2019 (unaudited)	7,850,916	$7,851	$56,025,976	$(2,732,133)	$(71,533,486)	$6,248,092	$7,148,674	$(4,835,026)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,502,040)	$(3,071,713)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	583,244	598,322
Stock compensation expense	1,829,067	1,412,500
Amortization of operating lease right-of-use assets	205,937	-
Provision for (recovery of) doubtful accounts	3,773,981	(258,378)
Changes in operating assets and liabilities
Accounts and notes receivable	(6,658,334)	(3,618,743)
Inventories	54,601	(84,452)
Other receivables	(1,127,070)	(2,147,314)
Prepayments and advances	(3,363,027)	(6,622,610)
Prepayment - related party	199,883	2,919,578
Prepaid expenses	25,000	40,458
Accounts payable	10,380,067	8,713,174
Customer deposits	3,136	(344,378)
Other payables	(37,559)	1,271,469
Other payables - related parties	300,000	360,000
Accrued liabilities and contingent liabilities	1,560,256	1,368,026
Operating lease liabilities	(218,663)	-
Taxes payable	70,956	(30,010)
Net cash provided by operating activities	79,435	505,929

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	-	(50,328)
Net cash used in investing activities	-	(50,328)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term loans, banks and bank guarantees	-	4,952,780
Repayments of short term loans, banks and bank guarantees	-	(5,401,444)
Borrowings from shareholders	-	11,866
Proceeds from sale of ordinary shares	-	450,000
Net cash provided by financing activities	-	13,202

EFFECTS OF EXCHANGE RATE CHANGE IN CASH AND CASH EQUIVALENTS	545	(67,424)

NET CHANGE IN CASH AND CASH EQUIVALENTS	79,980	401,379

CASH AND CASH EQUIVALENTS, beginning of period	347,486	1,098,691

CASH AND CASH EQUIVALENTS, end of period	$427,466	$1,500,070

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$-	$891,756
Cash paid for income tax	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Ordinary shares issued to repay other payables - related parties and service providers	$1,789,570	$-

OTHER NON-CASH TRANSACTIONS:
Operating lease right-of-use assets recognized for related operating lease liabilities	$1,373,031	$-
Accounts receivable offset with accounts payable upon execution of debt obligation transfer agreements	$8,079,513	$3,308,299
Reclassification from accounts payable to loans payable upon payment made by employees of the Company on its behalf	$-	$4,287,014

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and description of business

China Advanced Construction Materials Group, Inc. (“CADC Delaware”) was incorporated in the State of Delaware on February 15, 2007. On August 1, 2013, CADC Delaware consummated a reincorporation merger with its newly formed wholly-owned subsidiary, China Advanced Construction Materials Group, Inc. (“CADC Nevada”), a Nevada corporation, with CADC Delaware merging into CADC Nevada and CADC Nevada being the surviving company, for the purpose of changing CADC Delaware’s state of incorporation from Delaware to Nevada. On December 27, 2018, CADC Nevada was merged with and into China Advanced Construction Materials Group, Inc. (“CADC Cayman”), a Cayman Islands corporation, whereupon the separate existence of CADC Nevada ceased and CADC Cayman continued as the surviving entity. On July 16, 2019, CADC Cayman received the stamped Certificate of Incorporation on Change of Name from the Cayman Islands Registrar of Companies and the Amended and Restated Memorandum and Articles of Association from the Cayman Islands General Registry, dated July 12, 2019 pursuant to which CADC Cayman’s name changed from “China Advanced Construction Materials Group, Inc.” to “Huitao Technology Co., Ltd.”. On April 27, 2020, CADC Cayman received the stamped Certificate of Incorporation on Change of Name from the Cayman Islands Registrar of Companies and the Amended and Restated Memorandum and Articles of Association from the Cayman Islands General Registry, dated May 1, 2020 pursuant to which CADC Cayman’s name changed from “Huitao Technology Co., Ltd.” to “Color Star Technology Co., Ltd.” (the Company or “Color Star”).

The Company, through its 100% owned subsidiaries and its variable interest entities (“VIEs”), is engaged in producing general ready-mix concrete, customized mechanical refining concrete, and other concrete-related products that are only sold in the People’s Republic of China (the “PRC”).

The Company has a wholly-owned subsidiary in the British Virgin Islands, Xin Ao Construction Materials, Inc. (“BVI-ACM”), which is a holding company with no operations. BVI-ACM has a wholly-owned foreign subsidiary, Beijing Ao Hang Construction Material Technology Co., Ltd. (“China-ACMH”), and China-ACMH has contractual agreements with Beijing XinAo Concrete Group (“Xin Ao”) and therefore Xin Ao is considered to be a VIE of China-ACMH. On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is 100% owned by the Company. The establishment of CACM is to expand the Company’s construction material business in New York. As of the date of the report, CACM has not commenced any operations.

On December 31, 2019, the Company entered into certain Share Exchange Agreement (“Exchange Agreement”) with Sunway Kids International Education Group Ltd. (“Sunway Kids”), a British Virgin Islands company, and certain shareholders of Sunway Kids (the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Company will acquire all of the outstanding issued shares and other equity interests in Sunway Kids from the Sellers (the “Acquisition”). Pursuant to the Exchange Agreement, in exchange for all of the outstanding shares of Sunway Kids, the Company will issue 1,989,262 ordinary shares of the Company and pay an aggregate of two million U.S. dollars cash consideration payable according to certain earn-out schedule to the Sellers. On February 14, 2020, the transaction was consummated when the Company issued 1,989,262 ordinary shares of the Company to the Sellers in exchange for delivery of Sunway Kids shares to the Company. The total consideration was valued at approximately $4.6 million, which include approximately $1.7 million based upon a 5.8% discount rate of the $2.0 million earn-out payment schedule, and approximately $2.9 million for the 1,989,262 ordinary shares issued valued using the closing price of the Company’s common stock on December 31, 2019 at $1.45 per share.

On March 10, 2020, CACM and Color Star, entered into a certain joint venture agreement (the “JV Agreement”) with Baydolphin, Inc., a company organized under the laws of New York, (“Baydolphin”). Pursuant to the JV Agreement, among other things and subject to the terms and conditions contained therein, CACM and Baydolphin agreed to establish a limited liability company under the laws of New York, Baytao LLC (the “JV”), which will be the 100% owner of one or more operating entities in the U.S. to engage in the business of after-school education (the “Operating Entities”) under the JV. Pursuant to the JV Agreement, the business of the JV shall be managed by the Board of Managers. CACM shall appoint three designees to the Board of Managers of the JV and Baydolphin shall appoint two designees. The General Manger of the JV shall be appointed by CACM and report to the Board of Managers. CACM shall contribute necessary capital for the Operating Entities to fund their operations and obtain the right to use a certain software platform and other technologies from Color Star, which will be provided to the JV and Operating Entities with no charge to facilitate the operations of the Operating Entities and provide online classes to the registered students of these Operating Entities, and Baydolphin shall be responsible for managing the Operating Entities with its expertise in after-school education, including but not limited to recruiting and training personnel for the Operating Entities and implementing all promotional and marketing activities. Eighty percent (80%) of the net profits or net loss of the joint venture will be distributed to or assigned to CACM and the remaining twenty percent (20%) being distributed to Baydolphin.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On March 31, 2020, the Company, BVI-ACM, and Mr. Xianfu Han and Mr. Weili He (the “Purchasers”), entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchasers agreed to purchase BVI-ACM in exchange for cash consideration of $600,000. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchasers will become the sole shareholders of BVI-ACM and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by BVI-ACM. The closing of the Disposition was subject to certain closing conditions including the payment of the $600,000, the receipt of a fairness opinion from ViewTrade Securities Inc. and the approval of the Company’s shareholders. The closing of the Disposition was completed on May 6, 2020. The Company is in the process of determining the fair value of the BVI-ACM as of the disposal date. While the Company has not noticed any indication of impairment as of the disposal date, it is in the process of evaluating the related financial statements impact as a result of the disposal.

On May 7, 2020, the Company entered into a Share Exchange Agreement (“Exchange Agreement”) with Color China Entertainment Limited (“Color China”), a Hong Kong limited company, and certain shareholders of Color China (the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Company will acquire all of the outstanding issued shares in Color China from the Sellers (the “Acquisition”). Pursuant to the Exchange Agreement, in exchange for all of the outstanding shares of Color China, the Company will issue 4,633,333 ordinary shares of the Company (the “Exchange Shares”) and pay an aggregate of $2.0 million (“Cash Considerations”) to the Sellers. Headquartered in Hong Kong, China, Color China is an emerging performance equipment and music education provider with a significant collection of performance specific assets and unique experience in working with many renowned artists. As of the date of this report, the Exchange Agreement has not been closed.

Note 2 – Going Concern

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses, capital expenditure obligations and repayments of bank loans.

The Company engages in the production of advanced construction materials for large-scale infrastructure, commercial and residential developments. The Company’s business is capital intensive and the Company is highly leveraged. Debt financing in the form of short term bank loans, loans from related parties and bank acceptance notes have been utilized to finance the working capital requirements and the capital expenditures of the Company. The Company’s working deficit was approximately $6.3 million as of December 31, 2019. As of December 31, 2019, the Company had cash on-hand of approximately $0.4 million, with remaining current assets mainly composed of accounts receivable and prepayments and advances.

Although the Company believes that it can realize its current assets in the normal course of business, the Company’s ability to repay its current obligations will depend on the future realization of its current assets. Management has considered its historical experience, the economic environment, trends in the construction industry in the PRC, the expected collectability of its accounts receivable and other receivables and the realization of the prepayments on inventory and provided an allowance for doubtful accounts as of December 31, 2019. The Company expects to realize the balance of its current assets, net of the allowance for doubtful accounts within the normal operating cycle of twelve months.

The Company is involved in various lawsuits, claims and disputes related to its operations and the personal guarantees of its officers to affiliated entities owned by them. It is actively defending these actions and attempting to mitigate the Company’s exposure to any liability in excess of the current provision of approximately $6.8 million, (see Note 15 in the accompanying notes to the unaudited condensed consolidated financial statements). The ultimate outcome of these pending actions cannot presently be determined, but currently management is of the opinion that any potential additional liability would not have a material impact on the Company’s consolidated financial position. Nevertheless, due to the uncertainties with litigation, the PRC legal system, claims and disputes, it is at least reasonably possible that management’s view of the outcome could change in the near term.

Furthermore, as of December 31, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments in the amount of approximately $26.2 million (see Note 15 in the accompanying notes to the unaudited condensed consolidated financial statements) and the likelihood of the outcome of these lawsuits cannot presently be determined. These lawsuits involve the Company principally due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in most of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to any judgements in the future under PRC laws. Mr. Han and Mr. He have agreed to indemnify the Company for any amounts Xin Ao may have to pay.  Should the outcome of these lawsuits require Xin Ao to pay because the other co-defendants of the lawsuits and Mr. Han and Mr. He were unable to liquidate their personal assets or their ownership interest in their privately held companies timely to pay for the judgements, the Company’s working deficit as of December 31, 2019 could be increased from approximately $6.3 million to approximately $32.5 million.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Company is in payment and technical default under its bank loan agreement for which the bank has filed with the PRC courts which has issued a demand notice in May 2019 for the immediate repayment of the outstanding loans. No repayments have been made and the outstanding balance at December 31, 2019 is approximately $24.3 million.

The management of the Company has considered whether there is a going concern issue due to the Company’s recurring losses from operations, the default of the Company’s bank loans, the estimated claims charges and the possible additional exposure for pending actions against Company which is presently unknown. Management has determined there is substantial doubt about our ability to continue as a going concern. If the Company is unable to generate significant revenue, secure the continued forbearance of its bank and/or additional financing or resolve any pending estimated claim charges, the Company may be required to cease or curtail its operations. The Company’s financial statements do not include adjustments that might result from the outcome of this uncertainty.

Management is trying to alleviate the going concern risk through equity financing, obtaining additional financial support and credit guarantee commitments and debt restructuring for most litigation liabilities. The Company has completed the following events to alleviate, to certain extent, the going concern risk:

●	On January 15, 2020, Hou Sing International Business Limited (“Hou Sing”), the Company’s shareholder, entered into certain loan assignment agreements with Ms. Na Wang and Ms. Wei Zhang, employees of the Company who previously loaned money to Beijing Xin Ao Concrete Group Co., Ltd. (“Beijing Xin Ao”), the Company’s variable interest entity, in the aggregate amount of RMB29,429,627 (approximately $4,264,000) (the “Debt”) and delivered the full payment to the two employees. On January 15, 2020, the board of directors of the Company approved the conversion of the Debt as well as the conversion of debt in the aggregate amount of $976,255 that Beijing Xin Ao owed to Mr. Xianfu Han, the former Chief Executive Officer of the Company, Ms. Weili He, the former Chief Financial Officer of the Company, and Ms. Wei Zhang, an employee of the Company, at a per share conversion price of $1.54. On March 6, 2020, upon Nasdaq’s approval, the Company issued an aggregate of 3,403,037 ordinary shares of the Company to Hou Sing, Mr. Xianfu Han, Ms. Weili He and Ms. Wei Zhang.

●	On January 23, 2020, HHT entered into a certain securities purchase agreement (the “SPA”) with Hou Sing International Business Limited (“Hou Sing”) pursuant to which the Company agreed to sell an aggregate of 2,000,000 ordinary shares at a per share purchase price of $1.00 (the “Shares”). On March 12, 2020, the transaction contemplated by the SPA was consummated after all closing conditions were met and the Company issued the Shares to Hou Sing (the “Private Placement”). The Company received gross proceeds of $2,000,000.

●	On March 31, 2020, the Company and certain institutional investors (the “Purchasers”) entered into certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 2,727,274 ordinary shares, par value $0.001 per share (the “Shares”) in a registered direct offering and warrants to purchase up to 2,727,274 ordinary shares, par value $0.001 per share (the “Ordinary Shares”) in a concurrent private placement, for total proceeds of approximately $1.5 million (the “Offering”). The Offering was completed on April 2, 2020.

●	On May 6, 2020, the Company closed the sale of BVI-ACM for consideration of $600,000. The Purchasers became the sole shareholders of BVI-ACM and as a result, assumed all of the assets and liabilities of BVI-ACM and its subsidiaries and VIE entities. As of December 31, 2019, the carrying value of BVI-ACM was a net deficiency of approximately $4.1.

●	On May 11, 2020, the Company and certain institutional investors (the “Purchasers”) entered into certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 2,600,000 ordinary shares, par value $0.001 per share (the “Shares”) in a registered direct offering and warrants to purchase up to 2,600,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”) in a concurrent private placement, for total proceeds of approximately $1.4 million (the “Offering”). The Offering was completed on May 13, 2020.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These financial statements include the accounts of all the directly and indirectly owned subsidiaries and VIEs listed below. All intercompany transactions and balances have been eliminated in consolidation. Interim results are not necessary indicative of results of a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary to give a fair presentation have been included. The information in this Form 6-K should be read in conjunction with information in the annual report for the fiscal year ended June 30, 2019 on Form 20-F filed with the SEC on November 15, 2019.

Principles of consolidation

The consolidated financial statements reflect the activities of the following subsidiaries and VIEs. All material intercompany transactions have been eliminated.

Subsidiaries and VIEs	Place incorporated	Ownership percentage
CACM	New York, USA	100%
BVI-ACM	British Virgin Island	100%
China-ACMH	Beijing, China	100%
Xin Ao	Beijing, China	VIE

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability.  The VIE with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIEs for financial reporting purposes.

Management makes ongoing assessments of whether China-ACMH is the primary beneficiary of Xin Ao. Based upon a series of contractual arrangements, the Company determined that Xin Ao is a VIE subject to consolidation and that China-ACMH is the primary beneficiary. Accordingly, the accounts of Xin Ao are consolidated with those of China-ACMH.

The carrying amount of the VIE’s assets and liabilities are as follows:

	December 31,	June 30,
	2019	2019
	(Unaudited)
Current assets	$50,288,070	$52,147,926
Property, plants and equipment	1,047,617	1,659,520
Total assets	51,335,687	53,807,446

Liabilities	(56,028,809)	(52,161,353)
Intercompany payables*	(7,227,437)	(7,328,943)
Total liabilities	(63,256,246)	(59,490,296)
Net (deficit)	$(11,920,559)	$(5,682,850)

*	Payables to China-ACMH and BVI-ACM have been eliminated in consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s consolidated financial statements include the allowance for doubtful accounts, deferred income taxes, prepayments and advances, stock-based compensation, contingent liabilities, and fair value and useful lives of property, plant and equipment. Actual results could be materially different from those estimates.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency translation

The reporting currency of the Company is the U.S. dollar. The functional currency of BVI-ACM is the U.S. dollar. China-ACMH and Xin Ao use their local currency, the Chinese Renminbi (“RMB”) as their functional currency. In accordance with U.S. GAAP guidance on Foreign Currency Translation, the Company’s results of operations and cash flows are translated at the average exchange rates during the period, assets and liabilities are translated at the exchange rates at the balance sheet dates, and equity is translated at historical exchange rates. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Asset and liability accounts at December 31, 2019 and June 30, 2019 were translated at RMB 6.96 and RMB 6.87 to USD$1.00, respectively. Equity accounts are translated at their historical rate. The average translation rates applied to the consolidated statements of operations and comprehensive loss and cash flows for the six months ended December 31, 2019 and 2018 were RMB 7.03 and RMB 6.86 to USD$1.00, respectively.

Translation gains (losses) that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations. There were no foreign currency transaction gains or losses for the six months ended December 31, 2019 and 2018. The effects of foreign currency translation adjustments are included in shareholders’ equity as a component of accumulated other comprehensive income (loss).

Revenue recognition

On July 1, 2018, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) using the modified retrospective method for contracts that were not completed as of July 1, 2018. The core principle underlying revenue recognition is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.  The Company’s revenue streams are primarily recognized at a point in time, principally upon delivery.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no material differences in the pattern of revenue recognition.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

Sales of concrete products

The Company continues to derive its revenues from sales contracts with its customers with revenues being recognized upon delivery of products. Persuasive evidence of an arrangement is demonstrated via sales contract and invoice; and the sales price to the customer is fixed upon acceptance of the sales contract and there is no separate sales rebate, discount, or other incentive. Such revenues are recognized at a point in time after all performance obligations are satisfied and based on when control of goods transfer to a customer, which is generally similar to when its delivery has occurred prior to July 1, 2018.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments

US GAAP, regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3	inputs to the valuation methodology are unobservable.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Cash and cash equivalents

The Company considers all highly liquid investments with the original maturity of three months or less at the date of purchase to be cash equivalents.

Accounts and notes receivable, net

The Company extends unsecured credit to its customers in the normal course of business. Accounts are considered past due after 180 days. In establishing the required allowance for doubtful accounts, management considers historical experience, the economic environment, trends in the construction industry and the expected collectability of the overdue receivables. Management reviews its accounts receivable each reporting period to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is recorded when collection of the full amount is no longer probable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovering is considered remote. The Company provides an allowance for doubtful accounts provision of 15% for accounts receivable balances that are past due more than 180 days but less than one year, an allowance for doubtful accounts provision of 40% for accounts receivable past due from one to two years, an allowance for doubtful accounts provision of 75% for accounts receivable past due beyond two years, an allowance for doubtful accounts provision of 100% for accounts receivable past due beyond three years, plus additional amounts as necessary when the Company’s collection department determines the collection of the full amount is remote and the Company’s management approves 100% of the allowance for doubtful accounts. The Company’s management has continued to evaluate the reasonableness of its allowance policy and will update it if necessary. As of December 31, 2019 and June 30, 2019, the Company has $24,088,555 and $21,191,849 of an allowance for doubtful accounts for accounts receivable, respectively.

Notes receivable represents commercial notes due from various customers where the customers’ banks have guaranteed the payments. The notes are noninterest bearing and normally paid within three to six months. The Company has the ability to submit requests for payments to the customer’s banks earlier than the scheduled payments date, but will incur an interest charge and a processing fee.

Inventories

Inventories consist of raw materials and are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. Management compares the cost of inventories with the net realizable value and an allowance is made for writing down the inventory to its net realizable value, if lower than cost. As of December 31, 2019 and June 30, 2019, the Company determined that no allowance was necessary.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Other receivables

Other receivables primarily include prepayments to be refunded by our suppliers if the supplies do not meet the Company’s specification needs, advances to employees, amounts due from unrelated entities refundable, VAT tax and other security deposits. Management regularly reviews the aging of these receivables and changes in payment trends and records an allowance when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off against the allowance after exhaustive efforts at collection are made. The Company provides an allowance for doubtful accounts of 5% for other receivables balances that are aged within one year, an allowance for doubtful accounts of 50% for other receivables aged from one to two years, and an allowance for doubtful accounts of 100% for other receivables aged beyond two years. As of December 31, 2019 and June 30, 2019, the Company made $325,465 and $263,049 allowance for doubtful accounts for other receivables, respectively.

Prepayments and advances

Prepayments are funds deposited or advanced to outside vendors for future inventory purchases. As is standard practice in the PRC, many of the Company’s vendors require a certain amount to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis. This amount is refundable and bears no interest. The Company has legally binding contracts with its vendors, which require any outstanding prepayments to be returned to the Company when such contracts end. The Company provides a provision of 5% of the allowance for doubtful accounts for prepayments and advances that are aged from six months to one year and 10% of the allowance for doubtful accounts for prepayments and advances aged beyond one year.

The Company provided an allowance of approximately $0.5 million and $0.3 million on unrealizable prepayments and advances for the six months ended December 31, 2019 and 2018, respectively.

Property, plant and equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred while additions, renewals and improvements are capitalized. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method with a 5% residual value. Leasehold improvements are amortized over the lesser of estimated useful lives or remaining lease terms, as appropriate.

The estimated useful lives of assets are as follows:

Useful life
Transportation equipment	7-10 years
Plant and machinery	10 years
Office equipment	5 years
Buildings and improvements	3-20 years

Construction-in-progress represents contractor and labor costs, design fees and inspection fees in connection with the construction of the Company’s cement mixers, cafeteria, and office remodel. No depreciation is provided for construction-in-progress until it is completed and placed into service.

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) transportation equipment; (ii) plant and machinery; (iii) office equipment; and (iv) buildings and improvements.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technological or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

There were no impairment charges for the six months ended December 31, 2019 and 2018.

Competitive pricing pressures and changes in interest rates could materially and adversely affect the Company’s estimates of future net cash flows to be generated by the long-lived assets, and thus could result in future impairment losses.

Leases

Effective July 1, 2019, the Company adopted FASB ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. On July 1, 2019, the Company recognized approximately $1.4 million right of use (“ROU”) assets and approximately $1.1 million lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 5.66% based on the duration of lease terms.

Operating lease ROU assets and lease liabilities are recognized at the adoption date of July 1, 2019 or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Stock-based compensation

The Company records stock-based compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records stock-based compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires the Company to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forwards. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns prior to 2016 are not subject to examination by any applicable tax authorities. PRC tax returns filed for calendar years ended December 31, 2017 to 2019 are subject to examination by the applicable tax authorities.

Value Added Tax

Enterprises or individuals who sell commodities, engage in repair and maintenance, or import and export goods in the PRC are subject to a value added tax. The standard VAT rate for the Company’s industry is 3% of gross sales, and revenues are presented net of VAT.

Research and development

Research and development costs are expensed as incurred. The cost of materials and equipment that are acquired or constructed for research and development activities, and have alternative future uses, either in research and development, marketing, or sales, are classified as property and equipment, and depreciated over their estimated useful lives.

Earnings (loss) per share

The Company reports earnings (loss) per share in accordance with U.S. GAAP, which requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average common shares outstanding during the period.  Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts, such as warrants, options, restricted stock based grants and convertible preferred stock, to issue ordinary shares were exercised and converted into ordinary shares. Ordinary share equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share.

Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period. When the Company has a loss, no potential dilutive items are included since they would be antidilutive.

Stock dividends or stock splits are accounted for retroactively if the stock dividends or stock splits occur during the period, or retroactively if the stock dividends or stock splits occur after the end of the period but before the release of the financial statements, by considering it effective as of the beginning of each period presented.

Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which to include share-based payment transactions for acquiring goods and services from non-employees, which nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share based payment award. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company does not believe the adoption of this ASU will have a material effect on the Company’s consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company is currently evaluating the impact of ASU 2019-05 will have on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 4 – Accounts and notes receivable, net

Accounts and notes receivable, net consisted of the following:

	December 31, 2019	June 30, 2019
	(unaudited)
Accounts receivable	$55,961,513	$58,129,493
Notes receivable	-	72,814
Less: Allowance for doubtful accounts	(24,088,555)	(21,191,849)
Total accounts and notes receivable, net	$31,872,958	$37,010,458

Movement of allowance for doubtful accounts is as follows:

	Six months ended December 31, 2019	Year ended June 30, 2019
	(unaudited)
Beginning balance	$21,191,849	$19,291,772
Provision for doubtful accounts	3,159,302	2,601,781
Less: write-off	-	-
Exchange rate effect	(262,596)	(701,704)
Ending balance	$24,088,555	$21,191,849

During the six months ended December 31, 2019 and 2018, the Company offset approximately $8.1 million and $3.3 million of accounts receivable and accounts payable pursuant to debt obligation transfer agreements, respectively.

Note 5 – Other receivables, net

Other receivables consisted of the following:

	December 31, 2019	June 30, 2019
	(unaudited)
Employee advances	$187,717	$146,717
Security deposits	2,613,631	1,539,895
Less: Allowance for doubtful accounts	(325,465)	(263,049)
Total other receivables, net	$2,475,883	$1,423,563

Movement of allowance for doubtful accounts is as follows:

	Six Months ended December 31, 2019	Year ended June 30, 2019
	(unaudited)
Beginning balance	$263,049	208,097
Provision for doubtful accounts	65,420	62,726
Exchange rate effect	(3,004)	(7,774)
Ending balance	$325,465	263,049

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31, 2019	June 30, 2019
	(unaudited)
Machinery and equipment	$822,845	$783,426
Transportation equipment	3,928,215	3,983,361
Office equipment	1,129,025	1,121,186
Buildings and improvements	484,328	491,127
Construction-in-progress	-	74,659
Total	6,364,413	6,453,759
Less: Accumulated depreciation and amortization	(5,316,796)	(4,794,239)
Property, plant and equipment, net	$1,047,617	$1,659,520

Depreciation expense amounted to approximately $0.6 million for each of the six months ended December 31, 2019 and 2018.

Note 7 – Credit Facilities

Short term loans - banks:

Outstanding balances on short-term bank loans consisted of the following:

	December 31, 2019		June 30, 2019
	(unaudited)
Loans from China Construction Bank, each with an interest rate of 5.66% per annum, due between July 2018 and January 2019, guaranteed by Beijing Jinshengding Mineral Products Co., LTD (“Jinshengding”), Mr. Xianfu Han, Ms. Chunying Wang, Mr. Weili He, and Ms. Junkun Chen.	$24,345,129	(1)	$24,686,899

(1)	As of the filing of this report, these loan balances are past due and in default due to nonpayment. The bank filed a demand to have the Company pay off the loans immediately or freeze and/or put a lien on the Company’s assets, the personal assets of the individual guarantors, and the guarantors of the loans. The court has granted such demand, and the Company received a demand notice from the court to pay off the loans immediately on May 9, 2019. Currently, none of the Company’s funds on deposit have been seized.

Jinshengding is a supplier to the Company. Mr. Xianfu Han was the Company’s former Chief Executive Officer. Chunying Wang is the spouse of Mr. Xianfu Han. Mr. Weili He was the Company’s former Chief Financial Officer. Ms. Junkun Chen is the spouse of Mr. Weili He. Also see Note 8 – Related party transactions.

Interest expense was approximately $1.1 million and $0.9 million for the six months ended December 31, 2019 and 2018, respectively. Default interest with an interest rate of 8.49% totaling approximately $2.8 million up to December 31, 2019 has been accrued under accrued liabilities.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Related party transactions

Rent expense - related party

The Company has a lease agreement for office space from Mr. Weili He, the Company’s shareholder, through October 31, 2023, with annual payments of approximately $23,000.

Prepayment - related party

Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers, are holding positions as president and director of Ningbo Lianlv Investment Ltd., respectively. This company owns 99% of the shares of Beijing Lianlv Technical Group Ltd. (“Beijing Lianlv”), the Company’s supplier. As of December 31, 2019 and June 30, 2019, the Company prepaid $248,250 and $456,399 to Beijing Lianlv, before any allowance, for inventory purchases, respectively.

Due to Beijing Lianlv being named as a joint defendant in one of the civil lawsuits of the Company, the Company provided a provision of 5% of an allowance for doubtful accounts for Beijing Lianlv’s prepayment that are aged from six months to one year and 10% for the balance beyond one year. As of December 31, 2019 and June 30, 2019, the Company made $0 allowance for prepayment – related party.

Other receivable - related party

This balance represents litigation against Xin Ao who entered into a capital lease agreement on behalf of Beijing Lianlv, an entity whose shareholders are Mr. Han and Mr. He. The balance was indemnified by Mr. Han and Mr. He in November 2019. As of December 31, 2019 and June 30, 2019, other receivable – related party from Beijing Lianlv was $162,790 and $165,075, respectively.

Other payables - related parties

Mr. Xianfu Han, Mr. Weili He have advanced funds to BVI-ACM for working capital purposes. The advances are non-interest bearing, unsecured, and are payable in cash on demand. They and their spouses have also guaranteed certain short-term loans payable and notes payable of the Company (see Note 7).

Other payables – related parties consisted of the following:

	December 31, 2019		June 30, 2019
	(unaudited)
Xianfu Han	$361,336		$361,336
Weili He	407,113		396,401
	$768,449	*	$757,737

*	On January 15, 2020, the Board approved the conversion of the debt in the aggregate amount of $757,737 that Xin Ao owed to Mr. Han and Mr. He, at a per share conversion price of $1.54. On March 6, 2020, upon Nasdaq’s approval, the Company issued an aggregate of 492,037 ordinary shares of the Company to Mr. Han and Mr. He.

Note 9 – Loans payable - employees

Na Wang and Wei Zhang, employees of the Company, have settled certain liabilities on behalf of the Company with its vendors and advanced funds to the Company for working capital purposes. The settlement amount and advances are non-interest bearing, unsecured, and are payable in cash on demand.

	December 31, 2019		June 30, 2019
	(unaudited)
Na Wang	$2,309,510		$2,341,932
Wei Zhang	2,135,460		2,251,942
	$4,444,970	*	$4,593,874

*	On January 15, 2020, Hou Sing, the Company’s shareholder, entered into certain loan assignment agreements with Na Wang and Wei Zhang in the aggregate amount of RMB 29,429,627 (approximately $4.3 million) (the “Debt”) and delivered the full payment to the two employees. On the same day, the board of directors of the Company approved the conversion of the Debt as well as the conversion of debt in the aggregate amount of $218,519 that the Company owed to Wei Zhang, at a per share conversion price of $1.54. On March 6, 2020, upon Nasdaq’s approval, the Company issued 2,911,000 ordinary shares of the Company to Hou Sing and Wei Zhang in exchange for the debt.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has a lease agreement for a concrete service plant with an unrelated party which will expire on September 30, 2022, with annual payments of approximately $403,000. The Company has a lease agreement for roadway access for the west side entry of the concrete service plant with an unrelated party which will expire on June 30, 2022, with annual payments of approximately $23,000. The Company has a lease agreement for office space from Mr. Weili He, the Company’s former Chief Financial Officer, through October 31, 2023, with annual payments of approximately $22,000. The Company has a lease agreement for office space in New York through May 31, 2020, with annual payments of $28,980.

Upon adoption of FASB ASU 2016-02, the Company recognized approximately $1.4 million right of use (“ROU”) assets and approximately $1.1 million lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 5.66% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Total operating lease expenses were approximately $0.2 million for each of the six months ended December 31, 2019 and 2018, respectively.

The seven-year maturity of the Company’s lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount

2020	$475,774
2021	444,593
2022	23,396
2023	19,497
Total lease payments	963,260
Less: Interest	(74,099)
Present value of lease liabilities	$889,161

Note 11 – Income taxes

(a)	Corporate income tax

Under the current laws of the Cayman Islands, HHT is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed. BVI-ACM and Sunway Kids were incorporated in the British Virgin Islands (“BVI”), where its income tax rate is 0% under current BVI law.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CACM

CACM is organized in the United States. CACM had no taxable income for United States income tax purposes for the six months ended December 31, 2019. As of December 31, 2019, CACM’s net operating loss carry forward for United States income taxes was approximately $0.2 million. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the United States. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset of $59,239 to reduce the asset to zero. Management reviews this valuation allowance periodically and makes changes accordingly.

China-ACMH and VIE-Chinese operations

China-ACMH and Xin Ao are governed by the income tax laws of the PRC. Income tax provisions with respect to operations in the PRC are calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Chinese Enterprise Income Tax (“EIT”) law, the statutory corporate income tax rate applicable to most companies is 25%. In 2009, Xin Ao applied and received an Enterprise High-Tech Certificate. The High-Tech Certificate is required to be renewed every 3 years. The certificate was awarded based on Xin Ao’s involvement in producing high-tech products, its research and development, as well as its technical services. As granted by the State Administration of Taxation of the PRC, Xin Ao was entitled to a reduction in its income tax rate from 25% to 15% until July 21, 2018. The certificate was renewed, and the reduction in tax rate has been extended to November 30, 2021.

The EIT Law imposes a 10% withholding income tax, subject to reduction based on tax treaties where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax laws and regulations. The Company intends to permanently reinvest undistributed earnings of its Chinese operations located in the PRC. As a result, there is no deferred tax expense related to withholding tax on the future repatriation of these earnings.

Loss before provision for income taxes consisted of:

	For the six months ended December 31, 2019	For the six months ended December 31, 2018
	(unaudited)	(unaudited)
Cayman and BVI	$(2,322,496)	$(2,777,778)
PRC	(5,179,544)	(293,935)
	$(7,502,040)	$(3,071,713)

Significant components of deferred tax assets were as follows:

	December 31, 2019	June 30, 2019
Deferred tax assets	(unaudited)
Allowance for doubtful accounts	$3,774,698	$3,248,050
Accrued claims charges	1,181,300	1,139,526
Impairment loss of long-lived assets	393,673	393,673
Net operating loss carryforward in China	688,721	477,887
Net operating loss carryforward in the U.S.	10,098	39,662
Valuation allowance	(6,048,490)	(5,298,798)
Total net deferred tax assets	$-	$-

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and June 30, 2019, the Company believes it is more likely than not that its PRC operations will be unable to fully utilize its net deferred tax assets related to its allowance for doubtful accounts, impairment loss of long-lived assets and the net operating loss carryforwards in the PRC. If the Company is unable to generate taxable income in its PRC operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. As of December 31, 2019, the Company has net operating loss carry forwards in the PRC that expire through June 30, 2024. As a result, the Company provided a 100% valuation allowance on its net deferred tax assets of approximately $6.0 million and $5.3 million related to its operations in the PRC as of December 31, 2019 and June 30, 2019, respectively.

Changes in the value allowance for deferred tax assets increased by $749,692 from $5,298,798 at June 30, 2019 to $6,048,490 at December 31, 2019 and increased by $1,113,182 from $4,185,616 at June 30, 2018 to $5,298,798 at June 30, 2019.

As of December 31, 2019 and June 30, 2019, the Company had $151,388 and $80,860 of other business taxes (principally VAT) payable, respectively.

(b)	Uncertain tax positions

There were no uncertain tax positions As of December 31, 2019 and June 30, 2019, Management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the six months ended December 31, 2019 and 2018, the Company did not incur any tax related interest or penalties.

Note 12 – Shareholders’ equity

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted ordinary shares to the members of the board of directors (the “Board”), senior management and consultants.

In March 2019, the Board granted an aggregate of 720,000 restricted ordinary shares, which were issued with a fair value of $1,850,400 to the new CEO and CFO. These shares will vest over the required service period of three years starting from March 28, 2019. In July 2019, a total of 240,000 restricted ordinary shares were issued to them.

For the six months ended December 31, 2019 and 2018, the Company recognized $0.3 million and $0 compensation expense related to restricted stock grants, respectively.

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2018	-	$-	$-
Granted	720,000	$2.57	-
Vested	(60,000)	$2.57	-
Unvested as of June 30, 2019	660,000	$2.57	607,200
Vested	(120,000)	$2.57	-
Unvested as of December 31, 2019 (unaudited)	540,000	$2.57	$783,000

Ordinary Shares Issued for Debt Repayment

In December 2019, the Company issued 276,290 ordinary shares, with a fair value of $389,570 determined using the closing price of $1.41 on December 30, 2019, to Hou Sing, the Company’s shareholder, to repay the debt owed to him.

Ordinary Shares Issued for Compensation

In April 2019, the Board granted an aggregate of 550,000 ordinary shares, which were issued with a fair value of $1,320,000, determined using the closing price of $2.40 on May 28, 2018, to three employees under the 2018 Plan. The 2018 Plan was authorized to issue 550,000 shares of the Company’s common shares. There are no remaining shares available to be issued under 2018 Plan.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Ordinary Shares Issued for Services

In May 2019, the Board granted an aggregate of 600,000 ordinary shares with a fair value of $1,758,000, determined using the closing price of $2.93 on May 8, 2019, to three service providers. The value of these shares are being amortized over the service period of one year starting from May 15, 2019.

In July 2019, the Board granted an aggregate of 400,000 ordinary shares with a fair value of $1,400,000, determined using the closing price of $3.5 on July 19, 2019, to two service providers. The value of these shares are being amortized over the service period of one year starting from July 1, 2019.

For the six months ended December 31, 2019 and 2018, the Company amortized approximately $1.5 million and $1.4 million deferred stock compensations, respectively.

Sale of Ordinary Shares

In May 2019, the Company sold 200,000 ordinary shares at $2.50 per share for total proceeds of $500,000 to a third-party individual. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

Note 13 – Reserves and dividends

The laws and regulations of the PRC require that before a foreign invested enterprise can legally distribute profits, it must first satisfy all its tax liabilities, provide for losses in previous years, and make allocations, in proportions determined at the discretion of the board of directors, after setting aside the required statutory reserves. Statutory reserves include the surplus reserve fund and the common welfare fund.

The Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital. As of December 31, 2019 and June 30, 2019, the remaining reserve to fulfill the 50% registered capital requirement amounted to approximately $0.8 million.

Transfers to statutory reserves must be made before the distribution of any dividends to the Company’s shareholders. The surplus reserve fund is non-distributable other than during liquidation. The surplus reserve fund can however be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

The PRC government restricts distributions of registered capital and the additional investment amounts required by foreign invested enterprises. Approval by the PRC government must be obtained before distributions of these amounts can be returned to the shareholders.

Note 14 – Employee post-retirement benefits

The Company offers a defined contribution plan to eligible employees which consists of two parts: (i) the first part, paid by the Company, is 20% of the employee’s compensation from the prior year and (ii) the second part, paid by the employee, is 8% of the employee’s compensation. The Company’s contributions of employment benefits were approximately $0.3 million for each of the six months ended December 31, 2019 and 2018.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Commitments and contingencies

Guarantee

In April 2018, Xin Ao guaranteed approximately $9.9 million (RMB 69,000,000) that a related-party borrowed from the bank:

Name of party being guaranteed	Guaranteed amount	Guarantee expiration date
Beijing Lianlv (borrower)	$9,909,237	April 11, 2019

As of the filing of this report, these loan balances are past due and in default due to nonpayment. Beijing Lianlv is in the process of negotiating a renewal of the loans with the bank and has received a demand notice from the bank to pay off the loans immediately. The execution involves Xin Ao principally due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers. The loan has one property as pledged under the title of Mr. Han and has two properties as pledged under the title of related-party guarantors. Mr. Han and Mr. He also agreed to indemnify the Company for any amounts Xin Ao may have to pay. As of the date of this report, the Company’s PRC legal counsel has evaluated the pledged assets and guarantee and has concluded that the likelihood of Xin Ao having to make any payments under the guarantee agreement is remote.

Contingencies

From time to time, the Company is a party to various legal actions. The majority of these claims and proceedings relate to or arise from, commercial disputes, guarantees for the Company’s shareholder/former officers, labor contract complaints and sales contract complaints. The Company accrues costs related to these matters when they become probable and as a result the amount of loss can be reasonably estimated (See Dispute Matters Arising in the Ordinary Course of Business for more information). In determining whether a loss from a claim is probable, and if it is possible to estimate the loss, the Company reviews and evaluates its litigation and regulatory matters on at least a quarterly basis in light of potentially relevant factual and legal developments. If the Company determines a favorable outcome is probable, or that the amount of loss cannot be reasonably estimated, the Company does not accrue costs for a potential litigation loss. In those situations, the Company discloses an estimate of the probable losses or a range of possible losses, if such estimates can be made as indicated below (See Legal Matters). Currently, except as otherwise noted below, the Company does not believe that it is possible to estimate the potential losses incurred or a range of reasonably possible losses related to the outstanding claims. Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of December 31, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits for which the Company estimated that it is more than likely to pay judgments in the amount of approximately $6.8 million (including interest and penalties of $1.6 million). These amounts are presented in the accompanying consolidated balance sheets (See Accrued Contingent Liabilities). During the six months ended December 31, 2019 and 2018, additional estimated claims charges of approximately $0.3 million and $1.1 million, on some of the remaining claims are presented in the accompanying consolidated statements of operations under the caption “Estimated claims charges,” respectively.

In addition, the Company is in default of its bank loan agreement for which the bank obtained a court order demanding the immediate repayment of the debt in May 2019. The balance due to the bank is approximately $24.3 million as of December 31, 2019. The Company has not made the repayment.

As of the filing of this Report, the Company’s management does not expect any other material liability from the disposition of claims from litigation individually, or in the aggregate that would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Due to the Company’s operations in the PRC and the legal environment in the PRC, it is possible that the Company’s VIE, Xin Ao could be named as a defendant in additional litigation based upon the guarantees of Mr. Han and Mr. He and/or their related parties.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(i)	Disputes Arising in the Ordinary Course of Business

As of December 31, 2019, the Company had approximately $6.8 million in accrued contingent liabilities, net of amounts paid by a related party of approximately $2.4 million, and approximately $0.3 million of additional estimated claims charges for the six months ended December 31, 2019. As of December 31, 2019, further details regarding the type of litigation disputes and accrued costs associated with the claims are summarized as follows:

Dispute matter	Claim amount as of December 31, 2019	Interest and penalties	Total claim amount as of December 31, 2019
1) Guarantees	$2,125,899	$435,010	$2,560,909
2) Sales	19,898	9,299	29,197
3) Purchases	1,348,311	186,351	1,534,662
4) Leases	3,755,325	819,788	4,575,113
5) Labor	25,842	-	25,842
6) Others	302,968	155,691	458,659
Total	$7,578,243	$1,606,139	9,184,382
Payments made by related party			(2,403,241)
Accrued contingent liabilities			$6,781,141

The major legal cases are summarized as follows:

1)	Guarantee

In December 2016, the Company guaranteed approximately $2.1 million (RMB 14,736,000) that a third-party borrowed from a bank:

Name of party being guaranteed	Guaranteed amount	Guarantee expiration date
Tangshan Long Tang Trading Co., Ltd (“Long Tang”)	$2,116,268	December 29, 2017

This loan has not paid as of the date of this report. On May 17, 2018, Tangshan Arbitration Commission decided that Long Tang should repay the loan balance with accrued interests and Xin Ao and other four guarantors should undertake the joint liability to the default loan. As of the date of this report, the Company has evaluated the guarantee and has concluded that the likelihood of having to make any payments under the guarantee agreement is probable. The Company accrued approximately $2.2 million contingent liability in connection with such guarantee as of December 31, 2019.

2)	Purchase disputes

On October 17, 2018, Tangshan Jinma Qixin Concrete Co., Ltd (“Tangshan Jinma”) filed a lawsuit against Xin Ao in connection with Xin Ao’s breach of a concrete purchase agreement. Tangshan Jinma stated that on May 26, 2017 both parties entered into a concrete purchase agreement and Xin Ao still owes Tanghshan Jinma approximately $0.2 million (RMB 1,356,468) as of February 13, 2018. The People’s Intermediate Court of Tangshan City reviewed the case and rendered that Xin Ao should pay the unpaid balance with interest fees and court fees. As of date of this report, Xin Ao has not made any payments.

3)	Leasing disputes

(a)	On August 10, 2017, Guowang International Finance Leasing Co. Ltd. (“Guowang”) filed a lawsuit against Xin Ao in People’s Court of Nankai District, Tianjin Province (“Nankai Court”) to seek compensatory damages in connection with Xin Ao’s failure to make payments under a financing lease agreement. On October 23, 2017, Nankai Court ruled against Xin Ao and rendered a judgement to award damages of approximately $1.3 million (RMB 9,168,463) to Guowang (the “Decision”). On September 26, 2018, Xin Ao appealed the Decision which was rejected in its entirety with prejudice. This agreement was initially entered into by Xin Ao for the benefit of a related party that is owned by the Company’s former officers/shareholders. Accordingly, the Company accrued approximately $1.3 million (RMB 9,168,463) default rent and court fees of approximately $12,000 (RMB 83,450) for a total of approximately $1.3 million (RMB 9,251,913) as a liability and a corresponding “Other Receivable – Related Party” in the same amount. Should the entity not repay the Company, the former officers/shareholders have agreed to indemnify the Company for any unpaid amounts. As of December 31, 2019, Lianlv repaid approximately $1.2 million (RMB 8,118,378) to the plaintiff. As of the date of this report, the unpaid balance is approximately $0.2 million (RMB 1,133,535).

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(b)	On March 6, 2018, Beijing Chengda Yu Concrete Co., Ltd (“Beijing Chengda”) filed a lawsuit against Xin Ao in connection with Xin Ao’s breach of a rental lease. Beijing Chengda stated that on January 24, 2014 both parties entered into a lease agreement (the “Agreement”). A lease addendum was later entered into on February 25, 2014. The Agreement provided that, effective from July 18, 2013 to April 30, 2018, XinAo shall rent Beijing Chengda’s property, the Concrete Station, and assume all credits and debts incurred during the term of the lease agreement. Mr. Xianfu Han and Mr. Weili He signed a personal guaranty agreement with Xin Ao to undertake the liabilities of Xin Ao in the event of its breach on the lease agreement. On March 31, 2017, Beijing Chengda was sued by Beijing Zhongtong Jiang Xin’hang Construction Materials Co., Ltd for an unpaid balance in an amount of approximately $1.7 million (RMB 11,595,461) plus interest fees of approximately $96,000 (RMB 669,825) in connection with utilizing the Concrete Station. Beijing Chengda then brought a lawsuit against Xin Ao for the payment of such unpaid balance together with the legal fees in connection with the lawsuit. People’s Court of Fengtai District, Beijing reviewed the case and rendered that Xin Ao should pay off the unpaid balance and interest fees along with court fees of approximately $29,000 (RMB 199,922), so the total compensation is approximately $1.8 million (RMB 12,465,208). As of date of this report, Xin Ao has not made any payments.

(c)	On April 30, 2016, China Black Metal Materials Beijing Co., Ltd (“China Black Metal”) filed a lawsuit against Xin Ao and Jinshengding in connection with their failure to make payments under a lease agreement. The court ruled that effective December 28, 2016, the lease agreement was void and Xin Ao and/or Jinshengding shall make payment to China Black Metal which shall include rent due from December 4, 2015 to December 28, 2016 of approximately $226,000 (RMB 1,572,669), plus interest, expenses for utilities of approximately $39,000 (RMB 271,579), a penalty of approximately $36,000 (RMB 250,000), legal fees of approximately $11,000 (RMB 73,238) and rent due from December 28, 2016 to December 31, 2018 of approximately $0.3 million (RMB 2,264,329). The total amount of compensation is approximately $0.6 million (RMB 4,431,816). As of date of this report, Jinshengding has paid approximately $0.3 million (RMB 1,800,000) out of the total compensation.

4	Other disputes

On August 23, 2018, Gui Liang filed a lawsuit against Xin Ao in connection with Xin Ao’s breach of a loan agreement. Gui Liang stated that on June 16, 2014 Xue Zhang, who was the manager of Xin Ao Yucheng Concrete Station, and Gui Liang entered into a loan agreement (the “Agreement”). The Agreement provided that Xue Zhang borrowed approximately $0.4 million (RMB 3,000,000) from Gui Liang for the daily operation needs of Xin Ao for a year from June 16, 2014 to June 16, 2015 at an annual interest rate of 15%. The Agreement was extended for another year on June 16, 2015. As of August 10, 2016, Yucheng Concrete Station returned approximately $0.1 million (RMB 1,000,000) to Gui Liang, and Xin Ao refused to pay unpaid balance because Xin Ao did not receive the loan. Gui Liang then brought a lawsuit against Xin Ao for the payment of such unpaid balance together with the default interest fees in connection with the lawsuit. People’s Court of Shijingshan District, Beijing reviewed the case and rendered that Xin Ao should pay off the unpaid balance of approximately $0.3 million (RMB 2,000,000) and default interest fees at an annual interest rate of 15%. As of December 31, 2019, the Company had recorded the unpaid balance and default interest fees in the amount of approximately $0.4 million (RMB 3,109,382). As of date of this report, Xin Ao has not paid any compensation.

(ii)	Legal matters

As of December 31, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments of approximately $26.2 million and the likelihood of the outcome of these lawsuits cannot be determined as of the date of this report. These lawsuits involved with the Company were mainly due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers, and of which they are also the shareholders of Xin Ao. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in some of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to the pending and additional judgements in the future under PRC laws.

On September 28, 2018, Mr. Han and Mr. He signed an agreement with the Company to indemnify the Company for these liabilities and personally become responsible for all of the pending potential judgement amounts from these related civil lawsuits. Both Mr. Han and Mr. He agreed to liquidate their personal assets or their ownership interest in their privately held companies to pay for any of the pending potential judgement amounts of approximately $26.2 million.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On November 14, 2019, Mr. Han and Mr. He entered into an amendment No. 2 to the indemnification agreement to clarify the indemnification terms which Mr. Han and Mr. He’s certain actions including but not limited to personal guarantees, loans or investments in their own name to other entities which has caused Xin Ao to be involved as a co-defendant in certain legal proceedings. Mr. Han and Mr. He have agreed to unconditionally indemnify Xin Ao for all losses, damages, legal fees, expenses or other costs related to the legal proceedings whereby Xin Ao was named as a co-defendant or defendant due to Mr. Han and Mr. He being a shareholder of Xin Ao. The indemnification for the amended terms are irrevocable. In addition, Mr. Han and Mr. He agreed to unconditionally indemnify Xin Ao for all the losses, damages, legal fees, expenses and other costs, including additional interest, related to the legal proceedings accrued and contingencies determined in the future.

The type of litigation disputes with contingencies associated are summarized as follows as of December 31, 2019:

Dispute matter	Claim amount as of December 31, 2019	Interest and penalties	Total claim amount as of December 31, 2019
1) Guarantees	$58,309,107	$10,079,483	$68,388,590
2) Purchases	2,733,610	86,263	2,819,873
3) Leases	8,730,327	-	8,730,327
4) Labor	224,807	-	224,807
Total	$69,997,851	$10,165,746	80,163,597
Settled claims			(53,945,683)
Remaining claims amount			$26,217,914

The major legal cases are summarized as follows:

1)	Claims Resulting from Executives’ Personal Guarantee to Affiliated Entities

(a)	Mr. Xianfu Han, the former CEO and director of the Company and a shareholder of Xin Ao, Mr. Weili He, the former interim CFO and director of the Company and a shareholder of Xin Ao, and Xin Ao (the “Defendants”) were parties to a lawsuit filed on June 23, 2017, by China Cinda Asset Management Co., Ltd. Beijing Branch (“Cinda Beijing Branch”) in the Beijing First Intermediate People’s Court (the “Beijing Intermediate Court”) to seek compensatory damages, liquidated damages, costs, and attorney’s fees for default in a certain loan repayment. The loan agreement was entered into by and between Xin Ao Ecological Construction Materials Co., Ltd. (“Borrower”) and Cinda Beijing Branch dated as of June 23, 2014 with Mr. Han and Mr. He acting as the guarantors for such loans (the “Guarantors”). Mr. Han and Mr. He together are the controlling shareholders of the Borrower, holding an aggregate of 60% equity interests of the Borrower. The aggregate amount of the loan was approximately $41.4 million (RMB 288,506,497) with interest at 12.8% per annum (the “Loan”). Cinda Beijing Branch alleged that since the Borrower breached its obligation to make the repayment of the Loan on the maturity date, the Guarantors, along with Xin Ao and those entities owned or controlled by the Guarantors, should be brought into the lawsuit as co-defendants (the “Defendants”). On July 5, 2017, Beijing Intermediate Court ruled in favor of Cinda Beijing Branch and issued a judgment for execution to freeze the Defendants’ assets, an aggregate amount of approximately $43.8 million (RMB 304,972,608) which shall be used for the repayment of the Loan, the liquidated damages, the interest on the Loan, and other costs and expenses undertaken by Cinda Beijing Branch. Following the mediation, China Cinda Asset Management Co., Ltd. (“Cinda”), two shareholders of Da Tong Lianlv Technologies Co., Ltd. (“Datong Lianlv”), Beijing Ao Huan Fund Management Co., Ltd. (“Ao Huan”), and Shou Tai Jin Xin (Chang Xing) Investment Management Co., Ltd (“Jin Xin”) entered into a certain limited partnership agreement (the “Partnership Agreement”) on December 22, 2017 to settle the lawsuit. Datong Lianlv is an affiliate of the Company and Xin Ao. Cinda is the parent company of Cinda Beijing Branch. As provided in the Partnership Agreement, the distributions of the limited partnership shall be allocated to Cinda first, who made a capital contribution in the form of its rights, title and interests in and to the repayment of the Loan in an aggregate amount of approximately $46.3 million (RMB 322,435,300) (the “Capital Contribution”). Pursuant to the Partnership Agreement, payment shall be made until Cinda has received an amount equal to the aggregate of its unreturned Capital Contributions and a cumulative distribution equal to 7.5% of all distributions made. Datong Lianlv made its capital contribution in cash in an aggregate amount of approximately $21.5 million (RMB 150,000,000) along with its shareholders consent to transfer 99% of Datong Lianlv’s equity interests to the limited partnership. The PRC legal counsel of Xin Ao indicated that Cinda and Cinda Beijing Branch orally confirmed that this claim was fully settled in the form of the Partnership Agreement. In February 2018, the Cinda Beijing Branch filed an enforcement order with the court as the partnership had not been formed at that time. The partnership was subsequently formed in March 2018. In December 2018, a new management team of the Cinda Beijing Branch asked to review all litigation, including this case as they were not fully aware of the resolution. On December 28, 2018, the Court re-executed their prior order against Xin Ao and other defendants. Accordingly, Xin Ao and other defendants remain liable due to court ruling and remain subject to continuous execution orders as long as the plaintiff initiates execution orders against Xin Ao and other defendants in the future. No attempt to collect payment from Xin Ao has been made since the enforcement order was filed in February and December 2018. Based upon the legal opinion issued by the Company’s PRC legal counsel, Xin Ao believes a favorable outcome is probable and has no exposure for the pending judgements as the enforcement order has been resolved with the establishment of the Partnership.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(b)	On July 11, 2018, Chengde County Rural Cooperatives Credit Union (the “Credit Union”) filed an arbitration demand (“Arbitration Demand”) with the People’s Court of Shuangqiao District, Chengde, Hebei Province (“Shuangqiao Court”) against certain entities and individuals (collectively the “Respondents”) including Xin Ao and Chengde Tianhang Concrete Co Ltd. (“Chengde Tianhang”) and Chengde Kaixuan Real Estate Development Co. Ltd. (“Chengde Kaixuan”) in connection with Chengde Tianhang’s potential default in its loan repayment. In accordance with the loan agreement, Mr. Weili He and Mr. Xianfu Han together acted as the guarantors for such loan. In addition, Mr. Han and Mr. He were the controlling shareholders and officers of Xin Ao. They are also the shareholders of Chengde Tianhang. Mr. Han and Mr. He were therefore named as co-respondents in the Arbitration Demand, where the Bank sought property preservation. Shuangqiao Court, accepting the Arbitration Demand of the Bank, rendered a decision to seize the bank deposits or equivalents of Respondent in an aggregate amount of approximately $3.7 million (RMB 26,000,000). Currently, none of the Company’s funds on deposit have been seized.

(c)	On October 9, 2017, Yong Fan filed a lawsuit against Beijing Lianlv Technology Group Co. Ltd (“Beijing Lianlv”), Xin Ao, and Mr. Weili He, in connection with Beijing Lianlv’s failure to pay off the principal and interest of approximately $0.4 million (RMB 2,927,400) under its loan agreement (the “Loan Agreement”). Given that Mr. Weili He acted as the guarantor for such loan, Mr. He was brought into the lawsuit as one of the co-defendants. Since Mr. He is one of the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as one of the co-defendants. The Court rendered a judgement in May 2018, ruling that

1)	Beijing Lianlv shall pay Yong Fan approximately $0.4 million (RMB 2,895,000) as principal of the loan and approximately $5,000 (RMB 32,400) as interest on the loan. As of the date of this report, Beijing Lianlv has not made any payment and the Company is currently in the process of appealing the judgement;

2)	Xin Ao and Mr. Weili He are entitled to the right of recourse to Beijing Lianlv.

2)	Purchase disputes

(a)	Nanling Yirui Materials Supplier Co., Ltd. (Nanling Yirui”) filed a lawsuit against Sihong Jinghong Sheng Concrete Co., Ltd. (“Sihong”) on October 23, 2017 in the People’s Court in Nanling County, Anhui Province, to seek compensatory damages, interest and attorney’s fees. A Raw Material Purchase Agreement was entered into by and between Nanling Yirui and Sihong on April 30, 2017. The purchase price of raw materials supplied by Nanling Yirui was approximately $0.5 million (RMB 3,452,799), the payment of which was overdue. Mr. Xianfu Han and Mr. Weili He are the shareholders of Sihong. Since Mr. Han and Mr. He were the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as a co-defendant. The Court rendered a final judgement in June 2018 in favor of Nanling Yirui. As of the date of the report, Sihong has not made any payment. On November 12, 2018, the court executed a demand and froze Xin Ao’s bank deposit of approximately $0.5 million (RMB 3,489,727). The Company appealed for the execution and explained that Xin Ao was not involved in the transaction. The Court granted the appeal. Currently, none of the Company’s funds on deposit have been seized.

(b)	On August 8, 2018, Shenzhen High-tech National Finance Education Information Technology Co., Ltd. (“Shenzhen High-tech”) filed an arbitration demand (“Arbitration Demand”) with People’s Court of Haidian District, Beijing against Tangshan Yitong Netcom Logistics Co., Ltd. (“Tangshan Yitong”), Tangshan Xinglong, Ruihai Dong and Xin Ao (collectively the “Respondents”) in connection with Tangshan Yitong’s breach of a finance lease agreement by failing to pay the rent for a total of approximately $1.8 million (RMB 12,656,282) from September 3, 2014 to September 2, 2017. In accordance with the finance agreement, Xin Ao, as the guarantor on such agreement, was named as co-respondent to the Arbitration Demand. The case is still under preliminary review by the court. Based upon the opinion of the Company’s internal legal counsel, Xin Ao believes a favorable outcome is probable.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3)	Lease disputes

(a)	On January 29, 2018, Xugong Group Construction Equipment Co., Ltd. (“Xugong”) filed a lawsuit with People’s Court of Xuzhou Economic and Technological Development Zone District, Jiangsu (“Xuzhou Court”) against Xin Ao and Jingshengding (collectively the “Respondents”) in connection with Xin Ao’s breach of a finance lease agreement signed on June 19, 2012 by failing to pay the rent of five concrete pump trucks together with default interests for a total of approximately $0.4 million (RMB 2,593,839). The case is still under review by the court. Based upon the opinion of the Company’s internal legal counsel, Xin Ao believes a favorable outcome is probable.

(b)	On January 24, 2019, Citic Futong Finance Lease Co., Ltd. (“Citic Futong”) filed an arbitration demand (“Arbitration Demand”) with People’s Court of Dongcheng District, Beijing (“Dongcheng Court”) against Tianjin Hump Investment Co., Ltd. (“Tianjin Hump”) and Xin Ao (collectively the “Respondents”) in connection with Tianjin Hump’s breach of a finance lease agreement by failing to pay the rent of a mineral waste grind production line for a total of approximately $8.1 million (RMB 56,250,000) from September 3, 2014 to September 1, 2017. In accordance with the finance lease agreement, Xin Ao, as the guarantor on such lease, was named as co-respondent to the Arbitration Demand. After investigation, Dongcheng Court rendered that the original finance lease agreement is invalid and Xin Ao does not need to make any payment. The plaintiff appealed, and Dongcheng Court rejected the plaintiff’s arbitration demand again and suspended the trail on October 22, 2019 due to lack of evidence. The plaintiff can apply for retrial if they can provide enough evidence in the future.

Employment Agreements

The Company had employment agreements with its two executive officers, Mr. Han and Mr. He from July 1, 2017 until June 30, 2020.  Each agreement calls for an annual base salary of $360,000 plus bonus, if any. On March 28, 2019, Mr. Han resigned from his position as CEO and Chairman of the Board of Directors of the Company, and Mr. He resigned from his position as CFO and director of the Company.

On the same day, Sean Liu was appointed as CEO and Chairman to fill in the vacancy created by Mr. Han’s resignation and Lili Jiang was appointed as CFO and director to fill in the vacancy created by Mr. He’s resignation effective immediately. Each new agreement calls for an annual base salary of 120,000 shares of the Company’s restricted common stock plus bonus, if any (see Note 11 – Shareholders ‘equity for the accounting treatment for 720,000 shares of the Company’s restricted ordinary shares granted). If employment is terminated for death, disability or for cause, they are entitled to any unpaid base salary, vacation, bonus for the fiscal year ending on or prior to the date of termination and unreimbursed expenses through the date of termination. If employment is terminated for no cause, they will be entitled to a lump sum cash payment equal to 12 months of his/her base salary as date of such termination plus a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination and continued medical benefits in accordance with the Company’s plan subject to the execution (and non-revocation) of a general release of claims against the Company and its affiliates.

Note 16 – Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in bank and fixed deposits, and accounts and notes receivable, other receivables and advances on equipment purchases.

As of December 31, 2019, approximately $23,000 was on deposit with a bank located in the PRC subject to credit risk. In China, the insurance coverage of each bank is approximately $72,000 (RMB 500,000). As of December 31, 2019, no deposit was with a bank located in the US subject to credit risk. In the US, the insurance coverage of each bank is USD $250,000. Management believes that the credit risk on cash in bank and fixed deposits is limited because the counterparties are recognized financial institutions.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable, other receivables and advances on inventory purchases are subject to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer Concentration Risk

For the six months ended December 31, 2019, the Company had two customers accounting for approximately 19.6% and 14.8% of total revenue. For the six months ended December 31, 2018, the Company had four customers accounting for approximately 25.6%, 16.9%, 16.1% and 10.9% of total revenue. As of December 31, 2019 and June 30, 2019, no customer accounted for more than 10% of the total balance of accounts receivable.

Vendor Concentration Risk

For the six months ended December 31, 2019, one vendor accounted for 14.0% of total purchases. For the six months ended December 31, 2018, the Company had three vendors accounting for approximately 14.1%, 10.4% and 10.0% of total purchases. As of December 31, 2019 and June 30, 2019, no vendor accounted for more than 10% of the total balance of accounts payable.

Note 17 – Subsequent events

Ordinary Shares Issued for Debt Repayment

In January 2020, the Board granted an aggregate of 3,403,037 restricted ordinary shares, with a fair value of $5,240,677, determined using the closing price of $1.54 on January 15, 2020, to Hou Sing, Mr. Xianfu Han, Mr. Weili He and Wei Zhang to repay the debts the Company owes to them.

Closing of a Private Placement

On January 23, 2020, HHT entered into a securities purchase agreement (the “SPA”) with Hou Sing International Business Limited (“Hou Sing”) to sell 2,000,000 ordinary shares at a per share purchase price of $1.00 (the “Shares”). On March 12, 2020, the transaction closed and the Company received proceeds of $2,000,000.

Entry into Joint Venture Agreement

On March 10, 2020, CACM and HHT, entered into a certain joint venture agreement (the “JV Agreement”) with Baydolphin, Inc., a company organized under the laws of New York, (“Baydolphin”). Pursuant to the JV Agreement, among other things and subject to the terms and conditions contained therein, CACM and Baydolphin agreed to establish a limited liability company under the laws of New York, Baytao LLC (the “JV”), which will be the 100% owner of one or more operating entities in the U.S. to engage in the business of after-school education (the “Operating Entities”) under the JV. Pursuant to the JV Agreement, the business of the JV shall be managed by the Board of Managers. CACM shall appoint three designees to the Board of Manager of the JV and Baydolphin shall appoint two designees to the Board of Managers. The General Manger of the JV shall be appointed by CACM and report to the Board of Managers. CACM shall contribute necessary capital for the Operating Entities to fund their operations and obtain the right to use the software platform and other technologies from Color Star, which will be provided to the JV and Operating Entities at no charge to facilitate the operation and provide online classes to the registered students of Operating Entities, and Baydolphin shall be responsible for managing the Operating Entities with its expertise in after-school education, including but not limited to recruiting and training personnel for the and implementing all promotional and marketing activities incidental to the Operating Entities. Eighty percent (80%) of the net profits or net loss of the joint venture will be distributed to or assigned to CACM and the remaining twenty percent (20%) being distributed to or assigned to Baydolphin

Entry into Letter of Intent for Disposition

On November 18, 2019, the Company received a letter (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with maintaining the minimum of $2.5 million in stockholders’ equity requirement for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(1). On January 21, 2020, the Company received a letter (“Delisting Letter”) from Nasdaq notifying the Company that Nasdaq had determined to delist the Company’s securities from Nasdaq based upon the Company’s non-compliance with Nasdaq Listing Rule 5550(b)(1), unless the Company timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”). Accordingly, the Company timely requested a hearing before the Panel and the Company is now awaiting the Panel’s decision. As discussed in more detail below, the Company believes it has taken certain actions to achieve compliance with the $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS HUITAO TECHNOLOGY CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company believes it would be very difficult, if possible at all, to turn around the concrete business. Although as of the date of this Current Report, the Company’s shareholders’ equity exceeds the minimum Nasdaq requirement of $2.5 million as discussed in detail below, management believes that the continued operation of the concrete business would pose challenges to maintaining the necessary minimum stockholder equity requirement over the long term. As such, the Company has made a decision to dispose of the concrete business after the acquisition of Sunway Kids.

In that regard, on March 31, 2020, the Company, BVI-ACM, and Mr. Xianfu Han and Mr. Weili He (the “Purchasers”), entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, BVI-ACM will be sold in exchange for cash of $600,000. Upon the closing of the transaction (the “Disposition”), the Purchasers will become the sole shareholders of BVI-ACM and as a result, assume all assets and liabilities of BVI-ACM and its subsidiaries and VIE entities. The closing was subject to certain closing conditions including the payment of the $600,000, the receipt of a fairness opinion from ViewTrade Securities Inc. and the approval of the Company’s shareholders. The closing of the Disposition was completed on May 6, 2020.

Spread of COVID-19

In December 2019, a novel strain of coronavirus causing respiratory illness, or COVID-19, has surfaced in Wuhan, China, spreading at a fast rate in January and February of 2020, and confirmed cases were also reported in other parts of the world. In reaction to this outbreak, an increasing number of countries imposed travel suspensions to and from China following the World Health Organization’s “public health emergency of international concern” (PHEIC) announcement on January 30, 2020. Since this outbreak, business activities in China and many other countries including U.S. have been disrupted by a series of emergency quarantine measures taken by the government.

As a result, the Company’s operations in China and U.S. have been materially affected. The Company’s offices in China were temporality closed until the end of March 2020. Management believes the execution of the Company’s sales contracts and collection of payments have been delayed. Additionally, New York, where the Company’s U.S. operations are based, is currently significantly affected by COVID-19, which led to measures taken by the State of New York government trying to contain the spread of COVID-19, such as shelter in place, closure of schools and travel restrictions. Additional travel and other restrictions may be put in place to further control the outbreak in U.S. As a result of these, management has temporarily postponed the rolling out of the afterschool centers in New York. Accordingly, its operations and business have been and will continue to be adversely affected as the results of the wide-spread pandemic.

Consequently, the COVID-19 outbreak may materially adversely affect the Company’s business operations, financial condition and operating results for 2020, including but not limited to material negative impact on the Company’s total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts. The extent to which COVID-19 negatively impacts its business is highly uncertain and cannot be accurately predicted. The Company believes that the coronavirus outbreak and the measures taken to control it may have a significant negative impact on not only its business, but economic activities globally. The magnitude of this negative effect on the continuity of its business operations in China and U.S. remains uncertain. These uncertainties impede its ability to conduct the Company’s daily operations and could materially and adversely affect the business, financial condition and results of operations, and as a result affect the stock price and create more volatility.

Sale of Ordinary Shares and Warrants

In March 2020, the Company sold 2,727,274 ordinary shares at a $0.55 per share for total proceeds of $1.5 million to certain institutional investors. In a concurrent private placement, the Company also sold such investors warrants to purchase an aggregate of up to an aggregate of 2,727,274 ordinary shares. The warrants are exercisable immediately, at an exercise price of $0.55 per Ordinary Share and expire 5.5 years from the date of issuance. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In May 2020, the Company sold 2,600,000 ordinary shares at a $0.55 per share for total proceeds of $1.4 million to certain institutional investors. In a concurrent private placement, the Company also sold such investors warrants to purchase an aggregate of up to an aggregate of 2,600,000 ordinary shares. The warrants are exercisable immediately, at an exercise price of $0.55 per Ordinary Share and expire 5.5 years from the date of issuance. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.